Exhibit 12

iHeart Communications, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,					Three Months Ended March 31,
(dollars in thousands)	2010	2011	2012	2013	2014	2014	2015
Computation of earnings:

Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(628,535)	$(420,965)	$(738,026)	$(627,638)	$(694,253)	$(350,676)	$(330,360)

Distributed income (loss) from equity investees	11,084	18,527	20,122	19,994	1,228	228	—

Fixed charges	1,919,554	1,872,749	1,948,406	2,053,888	2,151,381	531,024	539,031

Total earnings	$1,302,103	$1,470,311	$1,230,502	$1,446,244	$1,446,244	$180,576	$208,671

Computation of fixed charges:

Interest expense	1,533,341	1,466,246	1,549,023	1,649,451	1,741,596	431,114	441,771

Portion of rent expense representative of interest(1)	386,213	406,503	399,383	404,437	409,785	99,910	97,260

Total fixed charges	$1,919,554	$1,872,749	$1,948,406	$2,053,888	$2,151,381	$531,024	$539,031

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.
(2)	For the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, earnings available for fixed charges were inadequate to cover fixed charges by $330.4 million, $350.4 million, $693.0 million, $607.6 million, $717.9 million, $402.4 million and $617.5 million, respectively.